March 13, 2019

Raj Dani
Chief Financial Officer
Roaring Fork Holding, Inc.
1001 17th Street, Suite 100
Denver, CO 80202

       Re: Roaring Fork Holding, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 14, 2019
           CIK No. 0001679826

Dear Mr. Dani:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted February 14, 2019

Prospectus Summary
Overview, page 1

1. You disclose your dollar-based net retention rate and number of large customers to demonstrate the success of your "land and expand" strategy. Further, you state that an increasing number of customers are deploying a combination of your solutions across multiple business units, functions and use cases in their initial transaction. For additional context, please disclose the number of customers on your platform, as well as the number of new customers and the number of existing customers that had greater than $250,000 in annual recurring revenue (ARR), for each period presented.
 Raj Dani
FirstName LastNameRaj Dani
Roaring Fork Holding, Inc.
Comapany2019
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Risk Factors
Risks Relating to Our Business
If we are unable to enhance and deploy our cloud-based offerings . . ., page 15

2. You disclose that your customers are increasingly adopting your cloud-based offerings but that you expect a majority of your revenue will be composed of subscription term-based license revenue for the foreseeable future because you anticipate that your customers will continue to require substantial on-premise and hybrid offerings. Further, you disclose on page 76 that subscription term-based license revenue represented 71% and 64% of your revenue for the year ended December 31, 2017 and the nine months ended September 30,
         2018, respectively. Please contextualize your disclosure by specifically quantifying revenue attributable to term-based contracts and SaaS contracts. Also, please disclose the weighted-average contract term of your subscription-based contracts. Risks Relating to Our Indebtedness
Our existing indebtedness could adversely affect our business . . ., page 44

3. You state on page 135 that all the obligations under the Credit Agreement are secured by first-priority perfected security interests in substantially all your and the guarantors'
         assets. Please highlight such term in this risk factor.
Risks Relating to Our Common Stock and This Offering
Provisions of our corporate governance documents could make an acquisition . . .., page 51

4. You state on page 139 that your certificate of incorporation will provide that the directors may only be removed for cause, and only by the affirmative vote of holders of at least
         66.66% in voting power, in the event that Vista beneficially owns less than 40% in voting power of your issued and outstanding stock. Please highlight such provision in this risk factor.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 75

5. You state that your dollar-based net retention rate exceeded 115% at each of December
         31, 2017 and September 30, 2018. Please provide the actual rate as of each period presented. To the extent there are variances between the rates, revise to address any known underlying material trends.
Results of Operations
Comparison of the Nine Months Ended September 30, 2017 and 2018
Revenue, page 81

6. Please provide an analysis of the causes for the material changes in revenue. For example, disclose the amount of revenue growth from acquiring new customers, renewals of
 Raj Dani
FirstName LastNameRaj Dani
Roaring Fork Holding, Inc.
Comapany2019
March 13, NameRoaring Fork Holding, Inc.
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         contracts with existing customers, expansion of contracts with existing customers, and sales of new solutions. In this regard, we note that these factors are important to your continued revenue growth. Refer to Item 303(a)(3) and Instruction 4 to
Item 303(a) of
         Regulation S-K and Section III.D of SEC Release 33-6835.
Operating Expenses
Research and Development, page 83

7. You indicate that a factor contributing to the increase in research and development expenses was increased cloud-based hosting costs related to your SaaS offerings. Explain the nature and amount of the cloud-based hosting costs included within research and development expenses, and tell us what consideration you gave to classifying such costs as cost of revenue. In this regard, you indicate in the first paragraph on page 77 that subscription cost of revenue includes cloud infrastructure costs. Benefit for Income Taxes, page 84

8. In your discussion of the benefit for income taxes for each of the periods presented, please address the significant underlying factors that materially impact your effective tax rates.
         In this regard, your discussion and analysis should provide insight into the extent to which reported financial information is indicative of future results. Refer to Item 303(a)(3) and
         Instruction 3 to Item 303(a) of Regulation S-K and Sections III.A and III.D of SEC
         Release 33-6835.
Business
Our Market Opportunity, page 107

9. You estimate that your market opportunity is greater than $25 billion based on a formula involving the total number of global companies above $500 million in annual revenue and your internal ARR data for customers above that threshold "across your solutions and use cases." On page 73, you indicate that you "primarily" target that type of company. Please clarify whether there are any material assumptions associated with your market estimate, including full deployment of solutions and use cases within each revenue band. For additional context, please disclose the total number of global companies that you identified for the purpose of this estimate and the total number of customers with annual revenue in excess of $500 million as of the end latest period presented.
Partnership and Strategic Relationships
Technology Alliance, page 114

10. Please tell us whether a material percentage of your new business derives from your 2016 partnership with Microsoft. If so, please disclose the material terms of the underlying agreement. Your disclosure states that channel partners have been increasing in influence and that 60% of your new business for the nine months ended September 30, 2018 was channel-influenced.
 Raj Dani
Roaring Fork Holding, Inc.
March 13, 2019
Page 4
Executive Compensation
Employment, Severance and Change in Control Arrangements
Letter Agreements, page 124

11. You disclose that the performance-based cash incentive bonus for each of your Named
       Executive Officers provides incentive payments correlated in part to "the attainment of pre-established objective financial goals." Please briefly describe the financial goals that applied to the non-equity incentive plan compensation that you paid to these officers in fiscal year 2018. Refer to Item 402(o) of Regulation S-K.
General

12. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
13. Please supplementally provide us with copies of any graphical material or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms
       Compliance and Disclosure Interpretations.
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Barbara C. Jacobs, Assistant Director, at
(202) 551-3735 with any other questions.



                                                              Sincerely,

FirstName LastNameRaj Dani                                    Division of
Corporation Finance
                                                              Office of
Information Technologies
Comapany NameRoaring Fork Holding, Inc.
                                                              and Services
March 13, 2019 Page 4
cc:       Robert E. Goedert, P.C.
FirstName LastName